Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Apergy – ChampionX Merger: Frequently Asked Investor Questions

On December 19, 2019, Apergy and ChampionX announced that they would merge in an all stock Reverse Morris Trust transaction to create a more robust, global company focused on production optimization solutions

Question	Answer

• What is the strategic rationale of the deal?

•  Combine two highly complementary leaders in oil field productivity equipment, applied chemical technologies, digital and services

•  80% of combined business focused on enhancing customer production, a more recurring revenue business

•  Expand and diversify the customer base

•  Apergy’s customer base is weighted more towards US independent producers

•  ChampionX’s customer base is weighted more towards the majors, larger independents and national oil companies

•  Establish a scale presence globally with exposure to both onshore and offshore production

•  Increase international exposure; reduce exposure to North America

• What are the financial benefits to shareholders?

•  Combined company would have an attractive, through-cycle financial profile with higher recurring revenue, stronger FCF and reduced peak-trough volatility

•  On a combined basis, our pro forma 2019 EBITDA would be $601 million* before synergies

• What will the balance sheet look like?

•  The transaction would immediately reduce Apergy’s leverage ratios even before the expected benefit of synergies

•  On a pro forma basis, we expect our net debt to 2019 EBITDA would be 1.7x before synergies and 1.5x including run-rate synergies*

•  Combined company would have access to a $400 mm revolver with estimated liquidity at closing of $437 mm, including cash on hand

• Does the deal require additional financing?

•  ChampionX has committed financing in place to support the cash distribution to Ecolab at closing and to pay fees and expenses. Apergy has also amended its existing debt facilities and guarantee the ChampionX debt to permit the transaction.

*	Estimated, unaudited

• What are the synergies expected to be realized? When will the synergies be realized?

•  $75 mm in annual run-rate cost synergies expected to be realized within 2 years of close

•  ~$25mm of synergies represent “day 1” cost avoidance of public company costs for ChampionX which means they are expected to be realized post close in 2020

•  Significant opportunity for revenue synergies in addition to cost synergies through cross-selling of Apergy and ChampionX products across an enhanced, more global customer base

• How is integration planning progressing?

•  Integration planning is well underway supported by a combined Apergy/ChampionX team

•  “Better Together” mindset informs all integration activities leveraging each company’s unique and critical skillsets to help customers succeed in any market environment

• How is the deal structured?

•  Deal is structured as a tax-free Reverse Morris Trust transaction

•  ChampionX is separated from Ecolab via a split-off and then combined with Apergy

•  Post-transaction equity ownership of the combined company is fixed at 38% ownership for Apergy’s equityholders on a fully-diluted basis and 62% ownership for Ecolab’s equityholders on a fully-diluted basis (i.e., including converted Ecolab equity awards converting to Apergy awards in the transaction)

• Do movements in the Apergy share price prior to close impact the number of shares issued or impact closing?

•  The ownership split is fixed at 38%/62% for Apergy and Ecolab equityholders, respectively, each on a fully-diluted basis (i.e., including converted Ecolab equity awards converting to Apergy awards in the transaction). The fixed ownership split does not change regardless of the Apergy or Ecolab share prices at close.

•  Under the merger agreement, a change in the Apergy or Ecolab share price, on its own, does not impact the closing.

• What are the distribution mechanics for the shares?

•  ChampionX will first be separated from Ecolab via a split off where Ecolab shareholders may elect to exchange Ecolab shares for ChampionX shares. Any ChampionX shares not exchanged in the split off will be distributed pro rata to Ecolab shareholders

•  Immediately after the split off is completed, through the merger the ChampionX shares will be converted into newly-issued shares of Apergy common stock

• When will the deal close?	• Transaction is currently expected to close in the second quarter

• What are the requirements for close?

•  The transaction is subject to customary closing conditions, including regulatory approvals and an Apergy shareholder vote currently anticipated to be held in May

•  No shareholder approval is required for Ecolab

• Does the current volatility impact Apergy’s strategic rationale of the transaction?

•  A volatile and uncertain environment only strengthens the strategic rationale of the deal

•  The outcome of the combination—a larger, more global, lower leverage ratios and more diversified business with greater production exposure and more recurring revenue and significant cash flow—is expected to be more stable through the cycle and in all environments

Forward-Looking Statements

This news release contains statements relating to future actions and results, which are “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, Apergy’s market position and growth opportunities. Forward-looking statements include, but are not limited to, statements related to Apergy’s planned merger with ChampionX, statements related to Apergy’s expectations regarding the performance of the business, financial results, liquidity and capital resources of Apergy, the effects of competition, and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements are subject to inherent risks and uncertainties that could cause actual results to differ materially from current expectations, including, but not limited to, tax and regulatory matters; and changes in economic, competitive, strategic, technological, regulatory or other factors that affect the operation of Apergy’s businesses. You are encouraged to refer to the documents that Apergy files from time to time with the Securities and Exchange Commission (the “SEC”), including the “Risk Factors” in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, and in Apergy’s other filings with the SEC, for a discussion of these and other risks and uncertainties. Readers are cautioned not to place undue reliance on Apergy’s forward-looking statements. Forward-looking statements speak only as of the day they are made and Apergy undertakes no obligation to update any forward-looking statement, except as required by applicable law.

Important Information About the ChampionX Transaction and Where to Find It

In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact: David Skipper

david.skipper@apergy.com

713-230-8031

Media Contact: John Breed

john.breed@apergy.com

281-403-5751